                                                                 EXHIBIT (A) (4)

                                LEHMAN BROTHERS

                                                               January 12, 1998

Bird Corporation
1077 Pleasant Street
Norwood, MA 02062

Members of the Board:

  We understand that Bird Corporation ("Bird" or the "Company") proposes to enter into a merger agreement with CertainTeed Corporation ("CertainTeed") pursuant to which CertainTeed will acquire all of the capital stock of the Company for aggregate consideration of $39.8 million in cash and assumption of the Company's outstanding indebtedness, which as of September 30, 1997, was approximately $3.5 million (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the draft merger agreement dated January 9, 1998 among Bird, CertainTeed and BI Expansion II Corp. (the "Agreement").

  We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be paid by CertainTeed in the Proposed Transaction. Our opinion does not in any manner address: (i) the Company's underlying business decision to proceed with or effect the Proposed Transaction or (ii) consideration to be received by any class of stockholders of the Company.

  In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company (including without limitation the Company's recent financial results in comparison to original budget), (4) a trading history of the Company's capital stock from January 1995 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, and (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with management of the Company concerning indications of interest received from, and discussions with, potential strategic buyers of the Company with respect to an acquisition of the Company. We also have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and the current competitive environment in its industry, and have undertaken such other studies, analyses and investigations as we deemed appropriate.

  In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and we have relied upon such projections in arriving at our opinion. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any proposals from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

  Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be paid by CertainTeed in the Proposed Transaction is fair to the stockholders of the Company.

  We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for the delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

  This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to such stockholder in connection with the Proposed Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS